Exhibit 99.1

June 29, 2004

Pension and Profit Sharing Committee
Federated Department Stores, Inc.

Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25, to be filed by the Federated Department Stores, Inc. Profit Sharing 401(k) Investment Plan (the "Plan") on or about June 29, 2004, which contains notification of the Plan's inability to file its Form 11-K by June 28, 2004. We have read the Plan's statements contained in Part III therein and we agree with the stated reason as to why we have been unable to complete our audit and report on the Plan's financial statements for the year ended December 31, 2003, to be included in the Form 11-K.

Very truly yours,